Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Cigna Corporation
Commission File No.: 001-08323

The following is a presentation that will be used by Cigna Corporation with various industry stakeholders.

CREATING A PREMIER GLOBAL HEALTH SERVICE COMPANY DATE HERE *

NO OFFER OR SOLICITATION This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. ADDITIONAL INFORMATION AND WHERE TO FIND IT The proposed transaction involving Cigna Corporation (“Cigna”) and Anthem, Inc. (“Anthem”) will be submitted to Cigna’s shareholders and Anthem’s shareholders for their consideration. In connection with the proposed transaction, Anthem will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for Cigna’s shareholders and Anthem’s shareholders to be filed with the Securities and Exchange Commission (the “SEC”), and each of Cigna and Anthem will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Cigna or Anthem may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Cigna or Anthem with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. PARTICIPANTS IN THE SOLICITATION Cigna, Anthem, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Cigna’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 13, 2015 and information about Anthem’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 1, 2015. These documents are available free of charge from the sources indicated above, and from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Cigna and Anthem file with the SEC. Presentation is not intended for use to generate insurance business. *

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna’s current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements concerning our projected adjusted income (loss) from operations outlook for 2015, on both a consolidated and segment basis; projected consolidated revenue growth and global medical customer growth; projected medical care and operating expense ratios; future financial or operating performance, including our ability to deliver personalized and innovative solutions for our customers and clients and future growth, business strategy, strategic or operational initiatives; economic, regulatory or competitive environments, particularly with respect to the pace and extent of change in these areas; financing or capital deployment plans; our prospects for growth in the coming years; statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cigna’s and Anthem’s future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as “believe”, “expect”, “plan”, “intend”, “anticipate”, “estimate”, “predict”, “potential”, “may”, “should”, “will” or other words or expressions of similar meaning, although not all forward-looking statements contain such terms. Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to: our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; unfavorable industry, economic or political conditions; the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that Cigna shareholders or Anthem shareholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms, as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 as well as on Anthem’s most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law. Presentation is not intended for use to generate insurance business. *

Presentation is not intended for use to generate insurance business. COMBINATION SIGNIFICANTLY ACCELERATES PATH TOWARDS A MORE SUSTAINABLE HEALTH CARE ECOSYSTEM ANTHEM AND CIGNA Improving Quality and Affordability Accelerating Innovative Value-Based Care Expanding Health Care Choices Offering better health care together for the benefit of customers, employers, providers and governments * Provides more flexible wellness and engagement options for employers and customers around the world Enhances individual coverage in more markets including Exchanges, Medicare and dual-eligibles Increases investment in innovation for customers, employers, and health care professionals Improves cost model through breadth of global networks, funding options, and operational efficiencies Optimizes Specialty and integrated wellness solutions for better results Accelerates adoption of delivery system incentive-aligned collaborations Increases investment in innovative delivery of care service models Enhances continuity of care services Creates new solutions for dual-eligible population

Presentation is not intended for use to generate insurance business. FORCES OF CHANGE EVOLVING GLOBAL MARKET FORCES Dynamic marketplace creates changing roles and responsibilities for all stakeholders * Traditional view of healthcare expanding to more comprehensive health management - Wellness - Personalized Health - Remote Care Delivery Expanding Definition of Health & Delivery Aging population Increasing chronic conditions Rising health costs Transparency Growing middle class Evolving social safety net Regulation Affordable Care Act (“ACA”) & other regulations - Public Exchanges - Minimum MLR - Compliance Technology Growth & Hyper Connectivity Exponential technology improvements driving more coordinated care, lowering costs, fueling accessibility, demand, & innovation - New Entrants/Disruptors - Data Analytics Consumerism & Increasing Transparency Consumers using multiple channels to inform and take a more prominent role in health care decisions - Defined Contribution - Consumer Activation - Connectivity / Mobility Other Trends Other Trends Industry stakeholders: Customers and clients Government Healthcare providers Distribution channels

Presentation is not intended for use to generate insurance business. DYNAMIC MARKETPLACE TRENDS MARKETPLACE RESPONSE TO TRENDS Increasing investments in innovative solutions Optimizing global plan with local customized solutions Consolidation among Physicians, Hospitals, Services HEALTH CARE DELIVERY SYSTEM EMPLOYER Transitioning from volume to value-based payments Transitioning to Population Health Management Increasing responsibility for financing and choice Pursuing voluntary options Embracing new technologies (e.g. mobile access for delivery of care services) Demanding more personalization and choice INDIVIDUALS REGULATORS AND GOVERNMENT Expanding regulation and reach Responding to budget pressures Dramatic forces of change cutting across all stakeholders including increased need for greater affordability * PRODUCERS Consolidation regionally and nationally Launching new solutions (e.g. Private Exchanges)

Presentation is not intended for use to generate insurance business. ANTHEM AND CIGNA COMPLEMENTARY BREADTH OF CAPABILITIES LOCAL EXPERTISE AND PARTNERSHIPS DELIVER BETTER COST MODEL ENABLED BY GLOBAL RESOURCES ALIGNED INCENTIVES DELIVER ENGAGING OUTCOME-BASED HEALTH CARE CHOICES Health Engagement Capabilities Life & Disability Global Solutions Medicare Advantage Middle Market Accounts Broad, Transparent Funding Options Individual / Public Exchanges Small Group Strong Fully Insured Capabilities Medicaid Federal Employees Yielding expanded choice and differentiated value for all * NET PROMOTER SCORE DRIVEN CLIENT AND CUSTOMER EXPERIENCE DELIVER CONTINUOUS IMPROVEMENT

Presentation is not intended for use to generate insurance business. WORKING TOGETHER FOR A MORE SUSTAINABLE HEALTH CARE SYSTEM AFFORDABILITY AND CHOICE PARTNER OF CHOICE INVEST TO INNOVATE Together, we can significantly accelerate innovation, collaborative partnerships, quality, access, affordability and personalization for our customers ANTHEM AND CIGNA *

Presentation is not intended for use to generate insurance business. CIGNA’S TRACK RECORD OF SUCCESSFUL ACQUISITIONS AND MERGERS CLEAR STRATEGIC FILTERS TO ACQUISITIONS AND MERGERS CREATING BENEFITS FOR MULTIPLE STAKEHOLDERS Together, we can significantly accelerate innovation, collaborative partnerships, quality, access, affordability and personalization for our customers GREAT AMERICAN SUPPLEMENTAL BENEFITS EXPANDED CHOICE AND AFFORDABILITY GREAT-WEST EXPANDED CHOICE AND ACCESS U.S. Individual U.S. Employer Global Employer VANBREDA INTERNATIONAL EXPANDED ACCESS AND QUALITY Health Care Providers HEALTHSPRING AND ALEGIS CARE EXPANDED COLLABORATIVE PHYSICIAN PARTNERSHIPS AND QUALITY *

Presentation is not intended for use to generate insurance business. OUR PARTNERSHIP STARTS WITH A STRONG FOUNDATION CARING PEOPLE PARTNER OF CHOICE CONSUMER ENGAGEMENT INTEGRATED HEALTH & WELLNESS CREATING GREATER VALUE FOR THE BENEFIT OF CUSTOMERS, CLIENTS AND PARTNERS FOCUS ON HEALTH * CUSTOMER EXPERIENCE TECHNOLOGICAL INNOVATION

Presentation is not intended for use to generate insurance business. CONSUMER ENGAGEMENT GLOBAL RESOURCES AND LOCAL EXPERTISE DRIVE STRONG ENGAGEMENT AND RESULTS 76% meet/progress to goal2 25% care gaps closed1 20% fewer unnecessary outpatient procedures1 PROOF POINTS: Incentives Digital Health Tools My Health Tab UNDERSTAND CONNECT MOTIVATE 1 2 3 Differentiated highly personalized capabilities to drive improved engagement and outcomes 1. Internal analysis of full year 2013 national Cigna book of business. 2. Cigna analytics analysis for Your Health First 200 (Core & Premium) + Your Health First 300 (Core & Premium) book of business results from 1/1/2013 through 12/31/2013. *

Presentation is not intended for use to generate insurance business. CONSUMER ENGAGEMENT GLOBAL RESOURCES AND LOCAL EXPERTISE DRIVE STRONG ENGAGEMENT AND RESULTS 76% meet/progress to goal2 25% care gaps closed1 20% fewer unnecessary outpatient procedures1 PROOF POINTS: Incentives Digital Health Tools My Health Tab UNDERSTAND CONNECT MOTIVATE 1 2 3 Differentiated highly personalized capabilities to drive improved engagement and outcomes 1. Internal analysis of full year 2013 national Cigna book of business. 2. Cigna analytics analysis for Your Health First 200 (Core & Premium) + Your Health First 300 (Core & Premium) book of business results from 1/1/2013 through 12/31/2013. *

Presentation is not intended for use to generate insurance business. INTEGRATED HEALTH & WELLNESS FULLY CONNECTED CUSTOMER STRATEGY ACROSS KEY PERFORMANCE DRIVERS Affordability Personalization Health Improvement Optimize Performance Aligned Incentives Actionable Insights Proactive Engagement Care Delivery Aligned benefits, connected care and incentives deliver optimal value and whole health. GREATER SAVINGS $120 per person additional savings per year3 BETTER OUTCOMES 6% higher risk reduction rate with integrated medical and pharmacy services1 BETTER ENGAGEMENT 15% greater engagement for specialty pharmacy patients yielding 15% lower overall medical cost2 Better Results: * Medical gap in care closure rate at 25% which is 6% higher when med/pharm benefits are together Customer satisfaction survey taken as a follow up to customer engagement with Cigna Home Delivery Pharmacy – 2014 YTD June 3. Cigna book of business – study compared integrated (medical + pharmacy) versus pharmacy benefit carve out (medical only).

Presentation is not intended for use to generate insurance business. TECHNOLOGICAL INNOVATION DELIVERING DIFFERENTIATED VALUE SMART Innovation Test Design Learn CLIENT COLLABORATION EARLY-STAGE INVESTMENT / VENTURE CAPITAL ORGANIC DEVELOPMENT CROWD SOURCING MACY’S SocialWellth COMPASS VIRTUAL STRESS REDUCTION TM Actionable consumer insights lead to smarter services through personalized channels *

Presentation is not intended for use to generate insurance business. IMPROVING RESULTS THROUGH ENHANCED CAPABILITIES Channel of Choice 24/7/365 Easy-Consistent-Accurate Anticipate My Needs Seamless and Connected Personal – know me, understand me Service Experience Results tNPS improved 31% YTD and 61% over past 2 years CUSTOMER EXPERIENCE tNPS improved 23% YTD and 61% over the past 2 years!1 1. Cigna internal report. Subject to change.

Presentation is not intended for use to generate insurance business. CARING PEOPLE WORKING FOR OUR CUSTOMERS IN WAYS THEY FIND PROACTIVE, PERSONAL AND EMPATHETIC CUSTOMERS AT THE CENTER OF ALL WE DO EMBRACE CHANGE WITH AGILITY DELIVER AFFORDABILITY AND PERSONALIZATION Our secret sauce? People who care *

Presentation is not intended for use to generate insurance business. COLLABORATING WITH CLIENTS TO DESIGN PERSONALIZED AND INNOVATIVE SOLUTIONS FOR OUR CUSTOMERS Industry leading cost model and health care engagement programs combine to deliver smarter results that help your employees get healthy and stay healthy. PARTNER OF CHOICE: EMPLOYERS Better savings, engagement and outcomes * Example: CITY OF HOUSTON1 Faced with rapidly rising health care costs, City management and Cigna leaders put into place multi-faceted wellness and disease management programs. After three years: City has saved $42M in health care costs Increased the generic drug utilization rate from 72% to 87% Reduced unnecessary ER admissions by 9% Increased completion of Health Risk Assessments – which began identifying employees with untreated chronic conditions – from 5% to 93% 1. City of Houston data. Subject to change

Presentation is not intended for use to generate insurance business. PARTNER OF CHOICE: COLLABORATIVE CARE DRAMATICALLY EXPANDS THE SUITE OF SOLUTIONS Patient- centered medical home Accountable Care Organization Collaborative Accountable Care Cigna Collaborative Care Right care Right care Right rewards Right care Right rewards Right connections Right care Right rewards Right connections Right place 1. Cigna internal analysis of existing arrangements as of April 2015. Subject to change. 2. Becker’s Hospital Review, “A year of mixed results, continued growth for ACOs,” November 2014. 125 collaborative large physician group relationships1 – more than any competitor2 Engaging more than 1.3 million customers in collaborative partnerships in 29 states1 More than 220 individual hospital arrangements1 2008 Today and beyond * Better Results:
Presentation is not intended for use to generate insurance business. PARTNER OF CHOICE: COLLABORATIVE CARE DRAMATICALLY EXPANDS THE SUITE OF SOLUTIONS Patient- centered medical home Accountable Care Organization Collaborative Accountable Care Cigna Collaborative Care Right care Right care Right rewards Right care Right rewards Right connections Right care Right rewards Right connections Right place 1. Cigna internal analysis of existing arrangements as of April 2015. Subject to change. 2. Becker’s Hospital Review, “A year of mixed results, continued growth for ACOs,” November 2014. 125 collaborative large physician group relationships1 – more than any competitor2 Engaging more than 1.3 million customers in collaborative partnerships in 29 states1 More than 220 individual hospital arrangements1 2008 Today and beyond * Better Results:

Presentation is not intended for use to generate insurance business. PARTNER OF CHOICE: PHYSICIANS More time and resources for you to focus on your patients to improve outcomes and affordability Hospitals Specialists Large physician groups Small physician groups Client Employee/ patient Provider Useful Information enabled by smart technology Actionable insights to support investments in clinical tools and technology Aligned incentives ENABLING VALUE-BASED PROVIDER SOLUTIONS AND ADDITIONAL INVESTMENT IN DATA AGGREGATION, EXCHANGE AND ANALYSIS * Clinical resources to optimize population health

Presentation is not intended for use to generate insurance business. PARTNER OF CHOICE: HEALTH CARE DELIVERY SYSTEM Collaborative care enables improved care, better customer experiences, and more affordability 91% have seen success in TMC1 78% success in quality1 2:1 ROI for most mature arrangements2 Three of our collaborative partnerships each removed over $3 million of cost from the health care system4 74% of doctors/ hospitals success in both total medical costs (TMC) and quality1 Traditional Network Partner Enhanced Network Partner Clinical Collaborator Delivery System Organizer Delivery System Alliance Proprietary Delivery System COLLABORATIVE CARE ARRANGEMENTS REPRESENT 19% OF TOTAL COMMERCIAL CONTRACTS5, DOUBLE THE NEAREST COMPETITOR, AND CONTINUES TO GROW * 1.Trend 1% or more below market OR maintenance of 4% or better than market average. Cigna Collaborative Care, Large Group annual results for 2013 versus market average (2014). Comparisons to “market” are established using Cigna internal claims data. “Quality” is based on compliance with evidence-based medicine guidelines. 2.Cigna internal analysis of Cigna Collaborative Care, Large Group annual results for 2013 (2014). ROI Methodology = (Total Savings-Total CCF Costs)/Total CCF Costs. Reflects performance since inception of the most mature groups, with experience of two or more years. 3. Average or better trend OR 4% better than market. Cigna Collaborative Care, Large Group annual results for 2013 versus market average (2014). Comparisons to “market” are established using Cigna internal claims data. “Quality” is based on compliance with evidence-based medicine guidelines. 4.Cigna internal analysis of Cigna Collaborative Care, Large Group annual results for 2013 (2014). Reflects performance since inception of the most mature groups, with experience of two or more year. 5. Becker’s Hospital Review, “A year of mixed results, continued growth for ACOs,” November 2014.

Presentation is not intended for use to generate insurance business. PARTNER OF CHOICE: BROKERS CIGNA WILL CONTINUE TO PARTNER WITH PRODUCERS TO HELP OUR MUTUAL CLIENTS ACHIEVE THEIR GOALS Your clients will benefit from: Increased affordability through improved cost models, integrated wellness solutions, and accelerated adoption of delivery system incentive-aligned collaborations Continued delivery of market leading health and engagement capabilities Improved competitiveness on Public and Private Exchanges Access to greater geographic breadth of health care network and services, delivered locally Providing brokers: Increased choice and flexibility to solve client’s problems Continued innovation with Cigna Opportunity to partner for a more sustainable health system Increased affordability, expanded services and more choices, so you can deliver more value to your clients *

Presentation is not intended for use to generate insurance business. OVERVIEW THE NEW COMPANY WILL IMPROVE VALUE-BASED SERVICES EXPANDS CONSUMER CHOICE, QUALITY AND AFFORDABILITY Improving Quality and Affordability Accelerating Innovative Value-Based Care Expanding Health Care Choices Together: Positive force for change in the lives of customers, clients and communities *

Presentation is not intended for use to generate insurance business. VIGNETTES *

Presentation is not intended for use to generate insurance business. OTHER EXAMPLES OF CREATING STRONG PARTNERSHIPS WITH NON-PROFITS INCLUDE: Raising awareness of heart and kidney disease through mobile education in India. Teaching NYC health professionals how to communicate with patients who use plant-based remedies. COMMITTED TO THE HEALTH OF OUR COMMUNITIES Inspired by the work of others, the Cigna Foundation is connecting with nonprofit partners and using the expertise of Cigna’s professionals to give everyone the best opportunity to achieve a healthier, more secure life. COLON CANCER BARBER SHOPS Cigna Connections make an impact worldwide * https://www.youtube.com/watch?v=3lq-FZT5tIY To watch the video, please go to:

Presentation is not intended for use to generate insurance business. BRYAN OTT COLLABORATIVE CARE CUSTOMER Through Cigna Collaborative Care, health care professionals get new information, insights and resources to empower them to deliver better care that can improve cost, health outcomes and satisfaction for Cigna customers like Bryan Ott. * https://www.youtube.com/watch?v=qYHLvOw7iDw&list=PL4584BB34B4287EC3 To watch the video, please visit:

Presentation is not intended for use to generate insurance business. FRANCIE BRUNT BREAST CANCER SURVIVOR Leading a healthy, smoke-free and active lifestyle, Francie never imagined she would be a breast cancer survivor, or have a positive experience navigating through the health care system. * To watch the video, please visit: https://www.youtube.com/watch?v=r7hK4fUb9qQ

PARTICIPANTS IN THE SOLICITATION Cigna, Anthem, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Cigna’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 13, 2015 and information about Anthem’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 1, 2015. These documents are available free of charge from the sources indicated above, and from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Cigna and Anthem file with the SEC. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna’s current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements concerning our projected adjusted income (loss) from operations outlook for 2015, on both a consolidated and segment basis; projected consolidated revenue growth and global medical customer growth; projected medical care and operating expense ratios; future financial or operating performance, including our ability to deliver personalized and innovative solutions for our customers and clients and future growth, business strategy, strategic or operational initiatives; economic, regulatory or competitive environments, particularly with respect to the pace and extent of change in these areas; financing or capital deployment plans; our prospects for growth in the coming years; statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cigna’s and Anthem’s future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as “believe”, “expect”, “plan”, “intend”, “anticipate”, “estimate”, “predict”, “potential”, “may”, “should”, “will” or other words or expressions of similar meaning, although not all forward-looking statements contain such terms. Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to: our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; unfavorable industry, economic or political conditions; the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that Cigna shareholders or Anthem shareholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms, as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 as well as on Anthem’s most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law. NO OFFER OR SOLICITATION This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. ADDITIONAL INFORMATION AND WHERE TO FIND IT The proposed transaction involving Cigna Corporation (“Cigna”) and Anthem, Inc. (“Anthem”) will be submitted to Cigna’s shareholders and Anthem’s shareholders for their consideration. In connection with the proposed transaction, Anthem will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for Cigna’s shareholders and Anthem’s shareholders to be filed with the Securities and Exchange Commission (the “SEC”), and each of Cigna and Anthem will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Cigna or Anthem may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Cigna or Anthem with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. PARTICIPANTS IN THE SOLICITATION Cigna, Anthem, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Cigna’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 13, 2015 and information about Anthem’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 1, 2015. These documents are available free of charge from the sources indicated above, and from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Cigna and Anthem file with the SEC. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna’s current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements concerning our projected adjusted income (loss) from operations outlook for 2015, on both a consolidated and segment basis; projected consolidated revenue growth and global medical customer growth; projected medical care and operating expense ratios; future financial or operating performance, including our ability to deliver personalized and innovative solutions for our customers and clients and future growth, business strategy, strategic or operational initiatives; economic, regulatory or competitive environments, particularly with respect to the pace and extent of change in these areas; financing or capital deployment plans; our prospects for growth in the coming years; statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cigna’s and Anthem’s future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as “believe”, “expect”, “plan”, “intend”, “anticipate”, “estimate”, “predict”, “potential”, “may”, “should”, “will” or other words or expressions of similar meaning, although not all forward-looking statements contain such terms. Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to: our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; unfavorable industry, economic or political conditions; the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that Cigna shareholders or Anthem shareholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms, as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 as well as on Anthem’s most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law. All Cigna products and services are provided exclusively by or through operating subsidiaries of Cigna Corporation, including Cigna Health and Life Insurance Company, Connecticut General Life Insurance Company, Life Insurance Company of North America, Cigna Life Insurance Company of New York, Cigna Behavioral Health, Inc., Cigna Health Management, Inc., American Retirement Life Insurance Company, Loyal American Life Insurance Company, Home Physicians Management, LLC, HealthSpring Life & Health Insurance Company, Inc., and HMO or service company subsidiaries of Cigna Health Corporation and Cigna Dental Health, Inc. The Cigna name, logo, and other Cigna marks are owned by Cigna Intellectual Property, Inc. © 2015 Cigna. Some content provided under license. Presentation is not intended for use to generate insurance business. *